06016100

Reliance
Industries Limited

Regd. Office : Maker Chamb... 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

May 30, 2006

File No. 82-33000

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fith Street, N.Y.
Washington D.C. 20549 (USA)

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject Matter
1.		April 27, 2006	Continual disclosure under Regulation 8(3) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.
2.	Clause 16	May 12, 2006	Book- Closure for payment of dividend
3.	Clause 31	May 29, 2006	Annual Report for the year 2005 – 2006.
4.	Clause 31	May 30, 2006	Intimation to Stock Exchange about Annual General Meeting of the Company.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Asst Vice President – Corp Secretarial

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000 2284 7384, 2284 2929, 2282 6070.
Telefax : 022-2204 2268, 2285 2214. Website : www.ril.com

Strictly Confidential

April 27, 2006

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Scrip Code : 500325

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Dear Sirs,

Sub : **Continual disclosure under Regulation 8(3) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.**

We are enclosing disclosure under Regulation 8(3) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 for the financial year ended March 31, 2006.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M. Ambani
President & Company Secretary

Encl : a/a

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

May 30, 2006

Mr. Robert A Y (DCS-CRD)
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mambai 400 001

The Manager
Listing Department
The National Stock Exchange of India Ltd
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra – Kurla Complex
Bandra (East), Mamba – 400 051.

Dear Sir,

Sub : **Submission of Annual Report – 2005-2006**

We send herewith six copies of the Annual Report of the Company (containing *inter alia,* Balance Sheet, Profit & Loss Account, Directors' Report and Notice to the Shareholders) for the Financial Year ended 31st March, 2006.

Kindly take the same on record.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Asst Vice President – Corp Secretarial

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.......
DATE....30/5/06

Encl : a/a

c.c : with a copy of the Annual Report to :

The Stock Exchange
Ahmedabad, Bangalore, Bhubaneshwar, Chennai, Cochin, Coimbatore, Delhi, Guwahati, Hyderabad, Inter-connected, Jaipur, Ludhiana, Kolkata, Madhya Pradesh, Magadh, Magalore, Pune, OTC, Rajkot, U.P. and Vadodar

National Security Depository Limited
Central Depository Services (India) Limited

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

May 30, 2006

Mr. Robert A Y (DCS-CRD)
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mambai 400 001

The Manager
Listing Department
The National Stock Exchange of India Ltd
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra – Kurla Complex
Bandra (East), Mamba – 400 051.

Dear Sir,

Sub : Annual General Meeting of the Company

This is to inform you that the 32nd Annual General Meeting of the Company will be held on Tuesday June 27, 2006 at 11.00 a.m., at Birla Matushri Sabhagar, 19, Marine Lines, Mambai 400 020.

The dividend on Equity Shares, if declared at the above meeting, will be paid on or after June 27, 2006, to those Members whose names appear on the Company's Register of Members and to the beneficial owners whose particulars are furnished by the Depositories as on Friday, June 2, 2006.

You are requested to inform your Members accordingly.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Asst Vice President – Corp Secretarial

c.c : National Securities Depository Limited
Central Depository Services (India) Limited

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

May 12, 2006

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Attn: Shri S. Subramanian, DCS-CRD
Scrip Code : 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No. 2659 8237 / 38

Dear Sir,

Sub: Intimation of Book Closure for dividend

Please note that the Register of Members and Share Transfer Books of the Company shall remain closed from Saturday, June 03, 2006 to Saturday, June 10, 2006 (both days inclusive) for determining shareholders' entitlement for dividend on equity shares. In respect of equity shares held in electronic form, the dividend will be paid on the basis of particulars of beneficial ownership furnished by the Depositories for this purpose.

The above information may kindly be notified to the members of your Stock Exchange.

Thanking you,

Yours faithfully,
For **RELIANCE INDUSTRIES LIMITED**

Vinod M. Ambani
President & Company Secretary

Copy to: National Securities Depository Limited
Central Depository Services (India) Limited